Exhibit 21.1
Subsidiaries of the Registrant

Jurisdiction of Incorporation
Capella Education Company, Inc.	Minnesota, USA
Capella Learning Solutions, LLC	Delaware, USA
Capella University, LLC	Minnesota, USA
SEI Newco, Inc.	Delaware, USA
Sophia Learning, LLC	Delaware, USA
Strayer University, LLC	Maryland, USA
Workforce Edge, LLC	Delaware, USA
SEI Australia Education Pty Ltd	Australia
SEI Australia Holdings Pty Ltd	Australia
SEI Higher Education Holdings Pty Ltd	Australia
Think: Colleges Pty Ltd	Australia
Think: Education Group Pty Ltd	Australia
Think: Education Services Pty Ltd	Australia
Torrens Global Education Holdings Pty Ltd	Australia
Torrens Global Education Services Pty Ltd	Australia
Torrens University Australia Ltd	Australia
Blue Mountains Hotel Management Consulting (Shanghai) Co., Ltd	China
Media Design School Limited	New Zealand
SEI New Zealand Limited	New Zealand
Visam Properties Limited	New Zealand